FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


SEC MAIL
PROCESSING
RECEIVED
OCT 26 2005
WASH. D.C.
SECTION

Deutsche Alt-A Securities, Inc.
Exact Name of Registrant as Specified in Charter

0001199474
Registrant CIK Number

Form 8-K, October 18, 2005, Series 2005-5
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-127621
SEC File Number, if available

____

Name of Person Filing the Document
(If Other than the Registrant)




05069838

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

DEUTSCHE ALT-A SECURITIES, INC.



By:____________________________
Name:
Title:



By:____________________________
Name:
Title:

SUSAN VALENTI
DIRECTOR

Dated: October 25, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Preliminary Term Sheet. All terms and statements are subject to change.

PRELIMINARY TERM SHEET

Deutsche Alt-A Securities, Inc.

$[205,173,837]

(Approximate)

Mortgage Loan Trust
Series 2005-5

Deutsche Alt-A Securities, Inc.

(Depositor)

Deutsche Bank 

October 18, 2005

[TPW: NYLEGAL:364151.3] 17988-00000 08/11/2005 09:09 PM

The analysis in this report is based on information provided by Deutsche Alt-A Securities, Inc. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof and supersedes any previous information delivered to you by DBSI. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

PRELIMINARY TERM SHEET DATED: October 18, 2005
Deutsche Alt-A Securities, Inc.
Mortgage Loan Trust, Series 2005-5
$[205,173,837] *(Approximate)*
Subject to a +/-5% variance

All Terms and Conditions are subject to change

Structure Overview(1)

Class	Approximate Size ($)	Type	WAL (yrs) to Maturity	Pass-Through Rate	Expected Ratings (2 out of 3)
		Offered Certificates			
II-A-1	[100,000,000]	Floating / Accretion Directed	[1.79]	One-Month LIBOR + [0.20]%(2)	Aaa/AAA
II-A-2	Notional(3)	Inverse Rate IO	[1.79]	(3)	Aaa/AAA
II-A-3	[54,737,000]	Fixed / Accretion Directed	[4.77]	5.50%	Aaa/AAA
II-A-4	[20,384,000]	Fixed / NAS	[10.26]	5.50%	Aaa/AAA
II-A-5	[24,392,720]	Floating / Accretion Directed	[3.75]	One-Month LIBOR + [1.35]%(4)	Aaa/AAA
II-A-6	[3,326,280]	Inverse Rate / Accretion Directed	[3.75]	(5)	Aaa/AAA
II-A-7	[1,000,000]	Fixed / Accrual	[15.56]	5.50%	Aaa/AAA
II-A-PO	[1,333,837]	Principal Only	[4.14]	NA	Aaa/AAA
II-A-IO	Notional(6)		Not Offered Hereby		
Total Offered Hereby	**[205,173,837**				

(1) The Structure is preliminary and subject to change

(2) The Pass-Through Rate for the Class II-A-1 Certificates will be a per annum floating rate based on One-Month LIBOR plus [0.20]% subject to the Group II Net Rate Cap (equal to the weighted average Net Rate of the Group II Mortgage Loans). The Class II-A-1 Certificates will also be entitled to receive certain cap payments as described under the Cap Contract section below.

(3) The Class II-A-2 Certificates will be interest-only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Class II-A-1 Certificates. The Pass-Through Rate for the Class II-A-2 Certificates will be a per annum rate equal to [5.30]% minus One-Month LIBOR subject to a cap of [5.30]%.

(4) The Pass-Through Rate for the Class II-A-5 Certificates will be a per annum floating rate based One-Month LIBOR plus [1.35]% subject to the Group II Net Rate Cap (equal to the weighted average Net Rate of the Group II Mortgage Loans).

(5) The Pass-Through Rate for the Class II-A-6 Certificates will be a per annum rate equal to the sum of (a) the product of (i) One-Month LIBOR and (ii) [-7.3333]% plus (b) [35.9333]% subject to a cap of [35.9333]%.

(6) The Class II-A-IO Certificates will be interest only certificates and will bear interest on a notional balance which will be equal to the certificate principal balance of the Premium Mortgage Loans. The initial notional balance of the Class II-A-IO Certificates is$ [189,958,330].

Transaction Overview

The Certificates:	The Class II-A-1, Class II-A-2, Class II-A-3, Class II-A-4, Class II-A-5, Class II-A-6, Class II-A-7, Class II-A-PO and Class II-A-IO Certificates (the "Group II Senior Certificates" or the "Offered Certificates"). The trust will also issue Class M Certificates (the "Mezzanine Certificates") and Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (together, the "Class B Certificates" and together with the Mezzanine Certificates, the "Subordinate Certificates").
Collateral:	The Group II Mortgage Loans will consist preliminarily of 20, 25 and 30 year fixed rate mortgage loans with an expected aggregate principal balance of $[217,668,040] as of the Cut-off Date subject to a 5% variance. The Group II Senior Certificates will be entitled to payments from amounts received or advanced in respect of the Group II Mortgage Loans and the Subordinate Certificates will be entitled to payments from amounts received or advanced in respect of all of the Mortgage Loans included in the trust fund (including the Group II Mortgage Loans).
Prefunding Account	It is estimated that up to approximately [20]% of the Group II Mortgage Loans will be prefunded on the Closing Date, the prefunded amount will be deposited into a segregated account referred to as the "Prefunding Account". The amount deposited in the Prefunding Account will be used solely to purchase certain of the Group II Mortgage Loans after the Closing Date for a period of one month after the Closing Date (the "Prefunding Period"). If any amounts are left in the Prefunding Account following the Prefunding Period the holders of the Group II Senior Certificates then entitled to payments of principal, will receive that amount as a principal payment on the Distribution Date immediately following the end of the Prefunding Period.
Pricing Speed:	100% PPC (100% PPC is 10% CPR growing to 20% CPR over 12 months and 20% CPR thereafter).
Depositor:	Deutsche Alt-A Securities, Inc.
Master Servicer and Securities Administrator:	Wells Fargo Bank, National Association
Trustee:	HSBC Bank USA, National Association
Credit Risk Manager:	The Murrayhill Company
Cut-off Date:	October 1, 2005
Settlement Date:	October 31, 2005
Legal Structure:	REMIC
Optional Call:	10% Cleanup Call
Distribution Dates:	25th of each month, or next business day, commencing November 25, 2005

Transaction Overview (Cont.)

Credit Enhancement:

- Credit Enhancement for the Group II Senior Certificates and the Subordinate Certificates will be provided by a senior/subordinate shifting interest structure. Subordination is expected to be [5.75]% +/- [0.50]% with respect to the Group II Senior Certificates.

ERISA:

- The Group II Senior Certificates are expected to be ERISA eligible. Prospective investors should review with legal advisors as to whether the purchase and holding of the Senior Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the code or other similar laws.

Cap Contract:

- The Class II-A-1 Certificates will have the benefit of an interest rate cap contract. With respect to each Distribution Date beginning with the [December 2005] Distribution Date to and including the [April 2018] Distribution Date, the amount payable by the cap counterparty will equal the product of (i) the excess (if any) of (x) the lesser of (A) One-Month LIBOR (as determined pursuant to the Cap Contract) and (B) [9.80]% over (y) [5.30]%, (ii) the lesser of (x) the Class II-A-1 Cap Contract Notional Balance for such Distribution Date, and (y) the Certificate Principal Balance of the Class II-A-1 Certificates immediately prior to that Distribution Date, and (iii) (x) the number of days in the related interest accrual period (calculated on the basis of a 360-day year consisting of twelve 30-day months) divided by (y) 360.

Cashflow Description:

- Distributions on the Group II Senior Certificates and the Subordinate Certificates will be made on the each Distribution Date. The payments to the Group II Senior Certificates, to the extent of the available funds from the Group II Mortgage Loans, will be made in the following amounts and according to the following priority:

1. Payments of the Class II-A-7 Accrual Amount to the Class II-A-1, Class II-A-3, Class II-A-5 and Class II-A-6 Certificates in the priority and amounts described below, until reduced to zero.
2. Payments of interest, pro rata, to the Group II Senior Certificates then entitled to receive interest payments.
3. Payments of principal, pro rata, to the Class II-A-4 Certificates up to the Class II-A-4 Priority Amount, until reduced to zero.
4. Payments of principal, pro rata, to the Class II-A-5 and Class II-A-6 Certificates up to an amount equal to $1,000 on each Distribution Date. [moved up one step]
5. Payments of principal to the Class II-A-3 Certificates up to an amount equal to $650,000 on each Distribution Date.
6. Payments of principal to the Class II-A-1 Certificates up to an amount equal to $2,700,000 on each Distribution Date preceding the 60th Distribution Date, then payments of principal to the Class II-A-1 Certificates up to an amount equal to $5,400,000 on each Distribution Date thereafter.
7. Payments of principal, pro rata, to the Class II-A-5 and Class II-A-6 Certificates, until reduced to zero.
8. Payments of principal to the Class II-A-1 Certificates, without regard to distributions pursuant to clause 6 above, until reduced to zero.
9. Payments of principal to the Class II-A-3 Certificates, without regard to distributions pursuant to clause 4 above, until reduced to zero.
10. Payments of principal to the Class II-A-7 Certificates, until reduced to zero.
11. Payments of principal to the Class II-A-4 Certificates, without regard to the Class II-A-4 Priority Amount, until reduced to zero.

Class II-A-4 Priority Amount:

The Class II-A-4 Priority Amount will equal the product of (i) the Principal Distribution Amount and the Principal Prepayment Amount for the Group II Mortgage Loans, (ii) the Class II-A-4 Priority Percentage and (iii) the Shift Percentage. The "Class II-A-4 Priority Percentage" is the percentage equivalent of a fraction, the numerator of which is sum of the Certificate Principal Balance of the Class II-A-4 Certificates and the denominator of which is the aggregate principal balance of the Group II Mortgage Loans (exclusive of the discount fraction of the scheduled

[TPW: NYLEGAL:364151.3] 17988-00000 08/11/2005 09:09 PM

principal balance of each related discount loan).

Transaction Overview (Cont.)

Shift Percentage: The Shift Percentage is equal to 0% for the first 5 years following the Closing Date, 30% in the sixth year following the Closing Date, 40% in the seventh year following the Closing Date, 60% in the eighth year following the Closing Date, 80% in the ninth year following the Closing Date, 100% any year thereafter

Class II-A-7 Accrual Amount: The Class II-A-7 Accrual Amount is an amount equal to interest accrued on the Class II-A-7 Certificates during the related Interest Accrual Period. On each Distribution Date prior to the Class II-A-7 Accretion Termination Date, the Class II-A-7 Accrual Amount will be distributed as principal to the Class II-A-1, Class II-A-3, Class II-A-5 and Class II-A-6 Certificates as described under "Cashflow Description" above, and the certificate principal balance of the Class II-A-7 Certificates will be increased by such amount.

Class II-A-7 Accretion Termination Date: The Class II-A-7 Accretion Termination Date will be the earliest of (i) the date on which the certificate principal balance of each class of Subordinate Certificates has been reduced to zero, (ii) the Distribution Date on which the certificate principal balances of the II-A-1, Class II-A-3, Class II-A-5 and Class II-A-6 Certificates have been reduced to zero and (iii) the Distribution Date in ____________.

Shifting Interest: The Group II Senior Certificates will be entitled to receive 100% of the prepayments on the Group II Mortgage Loans on any Distribution Date during the first five years following the Closing Date (the "Senior Prepayment Percentage"). Thereafter, the Senior Prepayment Percentage can be reduced to the related Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the related Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the preceding 6 month period, as a percentage of aggregate certificate principal balance of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses incurred on the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Senior Percentage: With respect to any Distribution Date and the Group II Senior Certificates, will equal the percentage equivalent of a fraction, the numerator of which is the aggregate certificate principal balance of the Group II Senior Certificates immediately prior to that Distribution Date, and the denominator of which is the aggregate principal balance of the Group II Mortgage Loans as of the first day of the related Due Period.

Subordinate Percentage: For any Distribution Date and the Group II Mortgage Loans will be 100% minus the Senior Percentage for such Distribution Date.

Principal Distribution Amount: With respect to each Distribution Date and the Group II Mortgage Loans will be the sum of:

1. scheduled principal payments on the Group II Mortgage Loans due during the related due period;
2. the principal portion of repurchase proceeds received with respect to the Group II Mortgage Loans which were repurchased as permitted or required by the pooling and servicing agreement during the related prepayment period; and
3. any other unscheduled payments of principal which were received on the Group II Mortgage Loans during the related prepayment period, other than prepayments in full, prepayments in part or Liquidation Principal.

Principal Prepayment Amount: With respect to each Distribution Date and the Group II Mortgage Loans will be the sum of:

1. all partial principal prepayments and all prepayments in full with respect to the Group II Mortgage Loans which were received during the related prepayment period and
2. any subsequent recoveries related to the Group II Mortgage Loans received during the related prepayment period.

Liquidation Principal: With respect to each Distribution Date and any Group II Mortgage Loan, the principal portion of net liquidation proceeds received with respect to each such Group II Mortgage Loan which became a liquidation loan (but not in excess of the principal balance thereof) during the calendar month preceding the month of such Distribution Date.

Transaction Overview (Cont.)

Allocation of Losses:	▪ Realized Losses on the Mortgage Loans will be allocated to the most junior class of certificates outstanding beginning with the Class B-5 Certificates, until the certificate principal balance of the Subordinate Certificates and Mezzanine Certificates has been reduced to zero. Thereafter, any subsequent Realized Losses on the Group II Mortgage Loans will be allocated pro rata to the Group II Senior Certificates, until the certificate principal balance of each such class has been reduced to zero. ▪ Excess losses on the Group II Mortgage Loans (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to the Subordinate Certificates and Group II Senior Certificates.

Preliminary Class II-A-1 Cap Schedule*

Period	Distribution Date	Class II-A-1 Notional Amount ($)	Cap Strike (%)	Cap Ceiling (%)
2	12/25/2005	98,420,941.13	5.28	9.78
3	1/25/2006	96,726,286.55	5.28	9.78
4	2/25/2006	94,918,985.96	5.28	9.78
5	3/25/2006	93,002,191.80	5.28	9.78
6	4/25/2006	90,979,252.59	5.28	9.78
7	5/25/2006	88,853,705.58	5.28	9.78
8	6/25/2006	86,629,268.78	5.28	9.78
9	7/25/2006	84,309,832.51	5.28	9.78
10	8/25/2006	81,902,480.25	5.28	9.78
11	9/25/2006	79,460,406.17	5.28	9.78
12	10/25/2006	77,060,741.36	5.28	9.78
13	11/25/2006	74,702,893.89	5.28	9.78
14	12/25/2006	72,386,279.97	5.28	9.78
15	1/25/2007	70,110,323.88	5.28	9.78
16	2/25/2007	67,874,457.84	5.28	9.78
17	3/25/2007	65,678,121.90	5.28	9.78
18	4/25/2007	63,520,763.85	5.28	9.78
19	5/25/2007	61,401,839.09	5.28	9.78
20	6/25/2007	59,320,810.56	5.28	9.78
21	7/25/2007	57,277,148.58	5.28	9.78
22	8/25/2007	55,270,330.83	5.28	9.78
23	9/25/2007	53,299,842.18	5.28	9.78
24	10/25/2007	51,365,174.61	5.28	9.78
25	11/25/2007	49,465,827.15	5.28	9.78
26	12/25/2007	47,601,305.71	5.28	9.78
27	1/25/2008	45,771,123.07	5.28	9.78
28	2/25/2008	43,974,798.73	5.28	9.78
29	3/25/2008	42,211,858.82	5.28	9.78
30	4/25/2008	40,481,836.06	5.28	9.78
31	5/25/2008	38,784,269.59	5.28	9.78
32	6/25/2008	37,118,704.97	5.28	9.78
33	7/25/2008	35,484,694.00	5.28	9.78
34	8/25/2008	33,881,794.73	5.28	9.78
35	9/25/2008	32,309,571.29	5.28	9.78
36	10/25/2008	30,767,593.87	5.28	9.78
37	11/25/2008	29,255,438.59	5.28	9.78
38	12/25/2008	27,772,687.47	5.28	9.78
39	1/25/2009	26,318,928.29	5.28	9.78
40	2/25/2009	24,893,754.56	5.28	9.78
41	3/25/2009	23,496,765.41	5.28	9.78
42	4/25/2009	22,127,565.53	5.28	9.78
43	5/25/2009	20,785,765.10	5.28	9.78
44	6/25/2009	19,470,979.69	5.28	9.78
45	7/25/2009	18,182,830.21	5.28	9.78
46	8/25/2009	16,920,942.83	5.28	9.78
47	9/25/2009	15,684,948.90	5.28	9.78
48	10/25/2009	14,474,484.89	5.28	9.78
49	11/25/2009	13,289,192.31	5.28	9.78
50	12/25/2009	12,128,717.65	5.28	9.78
51	1/25/2010	10,992,712.31	5.28	9.78
52	2/25/2010	9,880,832.53	5.28	9.78
53	3/25/2010	8,792,739.32	5.28	9.78
54	4/25/2010	7,728,098.41	5.28	9.78
55	5/25/2010	6,686,580.16	5.28	9.78
56	6/25/2010	5,667,859.53	5.28	9.78
57	7/25/2010	4,671,615.99	5.28	9.78
58	8/25/2010	3,697,533.45	5.28	9.78
59	9/25/2010	2,745,300.25	5.28	9.78
60	10/25/2010	1,814,609.04	5.28	9.78
61	11/25/2010	905,156.75	5.28	9.78
62	12/25/2010	158,666.96	5.28	9.78
63	1/25/2011	0	5.28	9.78

* Preliminary Cap Schedule is based on Preliminary Collateral and WAC amounts at 75 PPC. The Final Cap Schedule will be based on the final Collateral and WAC amounts at 75 PPC. The Preliminary Cap Schedule is indicative and subject to change.

DESCRIPTION OF THE COLLATERAL

SUMMARY OF THE GROUP II MORTGAGE LOANS*

Aggregate Principle Balance	$[217,668,040]	+/- 5%
Average Principal Balance	$375,290	+/- 10%
Weighted Average Gross Coupon	6.244%	+/- 10 bps
Weighted Average Remaining Term	357 months	+/- 2 months
Single Family Detached / PUD	86.54%	+/- 5%
State Concentration	42.27% CA	+/- 10%
Weighted Average Original LTV	73.49%	+/- 5%
Weighted Average FICO	714	+/- 10
Interest Only Loans	64.70%	+/- 5%
Prepayment Penalties	73.76%	+/- 5%
Percent Conforming Balance	30.58%	+/- 5%
Full/Stated Docs	74.68%	+/- 10%
Non Owner Occupied	19.50%	+/- 10%
Originators [+/-]		
Mortgage IT	28%	
FNBN	19%	
Impac	18%	
Pinnacle	10%	
Sierra Pacific	9%	
Greenpoint	5%	
Others	11%	

* Expected as of the Cut-off Date.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
MBS Trading	
Mark Ginsberg	212-250-2669
Marina Tukhin	212-250-2669
MBS Banking	
Susan Valenti	212-250-3455
Daniel Murray	212-250-0864
MBS Analytics	
Steve Lumer	212-250-0115
Kathie Peng	212-250-7259